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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aprilante & Bomba, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street - 7th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bomba 212-514-5399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Steve Bomba___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Aprilante & Bomba, Inc.___ ,as of _December 31,___, 2006_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


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APRILANTE & BOMBA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com


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INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Aprilante & Bomba, Inc.

We have audited the accompanying statement of financial condition of Aprilante & Bomba, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aprilante & Bomba, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 1, 2007

APRILANTE & BOMBA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 42,288
Receivable from brokers and dealers	223,525
Other assets	14,931
TOTAL ASSETS	$280,744

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$143,272
SHAREHOLDER'S EQUITY	
Common stock, no par value, authorized 200 shares; issued and outstanding 60 shares	6,000
Paid in Capital	144,000
Accumulated deficit	(12,528)
TOTAL SHAREHOLDER'S EQUITY	137,472
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$280,744

The accompanying notes are an integral part of this statement.

APRILANTE & BOMBA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Aprilante & Bomba, Inc. (the Company) was registered as a broker with the Securities and Exchange Commission. In this capacity, it conducted business as a broker on the floor of the New York Stock Exchange. Execution of transactions for member and non- member organizations by means of a direct phone access system was also conducted by the Company. The Company voluntarily ceased operations as a broker-dealer on December 31, 2006.

In the normal course of its business, the Company entered into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeded the amount recorded for the transaction.

The Company's policy was to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company had a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducted business.

The clearing and depository operations for the Company's transactions were performed by its clearing broker pursuant to the clearance agreement. At December 31, 2006, the receivable from brokers and dealers reflected on the statement of financial condition included $109,459 due from this clearing broker, which was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company recorded securities transactions and related revenues and expenses on a settlement date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents. Financing with the clearing broker is classified as operating activities since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

3. SEAT LEASE EXPENSE

The Company leased a seat on the floor of the New York Stock Exchange from its shareholder. The financial statements contain charges of $16,666 relating to this arrangement.

4. PENSION EXPENSE

The Company had an employee non-contributory pension plan with a December 31 year-end. Employer contributions were at the discretion of the trustee of the plan. No employer contributions were made for the plan year ending December 31, 2006.

5. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income.

6. RULE 15C3-3

The Company was exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carried no margin accounts, promptly transmitted all customer funds and delivered all securities received, did not otherwise hold funds or securities for or owe money or securities to customers and effectuated all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company was subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $114,076, which exceeded the minimum requirement of $9,552 by $104,524. The Company's The Company's ratio of aggregate indebtedness to net capital ratio was 1.26 to 1.

END